Corus Group plc
27 November 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Corus Group plc ("Corus")

Forthcoming EGM and Court Meeting

On 20 October 2006, the boards of Corus, Tata Steel and Tata Steel UK announced that they had reached agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus Share, which represents 910 pence in cash for each Corus ADS. The Acquisition would be made by Tata Steel UK and is proposed to be effected by way of a scheme of arrangement. On 10 November, Corus announced that it had posted a circular (the "Scheme Document") to Corus Shareholders, containing, inter alia, an explanation of the terms of the Acquisition. Notice of each of the Court Meeting and the EGM convened to approve the Scheme and to approve a special resolution to implement the Scheme respectively was also given to Corus Shareholders in the Scheme Document.

On 17 November 2006, Companhia Siderurgica Nacional ("CSN") approached Corus regarding a proposal to make a cash offer for Corus at a price of 475 pence per ordinary share. The CSN proposal does not amount to a firm intention to make an offer and it is subject to certain pre-conditions as described in the announcement made by CSN on 17 November 2006 (the "CSN Announcement"), including:

-    completion of confirmatory due diligence satisfactory to CSN;

-    finalisation of financing arrangements; and

-    a recommendation from the Board of Corus.

CSN has reserved the right to waive these pre-conditions.

Since the CSN Announcement, Corus has made due diligence information available to CSN and has also made senior management available to expedite this process with a view to enabling CSN to satisfy its pre-conditions as quickly as possible. However, to date, no formal offer has been received from or announced by CSN.

The Board of Corus has decided that it is in the best interests of Corus Shareholders to allow CSN some additional time to satisfy its pre-conditions and to determine whether it will put forward a formal offer.

In light of this, the Board intends to propose resolutions to shareholders at each of the EGM and the Court Meeting convened for 4 December 2006 to adjourn those meetings until 20 December 2006. No further notice will be given of the adjourned meetings.


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                                       2

At this time, the Panel on Takeovers and Mergers (the "Panel") has not set a date by which CSN is required to clarify its intentions and either announce a formal offer for Corus or confirm its intention not to do so. In the event that the Panel subsequently sets such a deadline, an appropriate announcement will be made.

Further, the Corus Directors, who have been advised by Credit Suisse, JPMorgan Cazenove and HSBC intend, assuming that the current circumstances are prevailing at the time of the EGM and the Court Meeting:

- to recommend that Corus Shareholders vote in favour of any such adjournment resolutions; and

- to exercise their discretion under any instrument appointing any of them as proxy for a Corus Shareholder at the EGM or Court Meeting so as to vote in favour of any such adjournment resolution.

If circumstances change between the time of this announcement and the times of the EGM and Court Meeting, the Board will reconsider its current intention to propose and recommend that shareholders vote in favour of adjournment resolutions and the Corus Directors will reconsider their intention as to how to vote such proxies as they may hold for Corus Shareholders thereon. In this connection, Corus will make further announcements as appropriate.

Corus Shareholders who wish the discretion afforded by any instrument of proxy to remain in place should take no action. Unrevoked proxies will also remain valid at any adjournment of the Court Meeting or the EGM.

Any Corus Shareholder who would not wish the discretion under any instrument appointing a Corus Director as their proxy to be exercised as described above should (a) attend and vote at the EGM and Court Meeting in person, in which case their proxy will not be capable of exercising their votes, (b) revoke their existing proxy appointment and/or appoint a different person as their proxy with specific instructions on how to vote on any resolutions, or (c) provide different instructions to their existing proxy.

Corus Shareholders who have not yet appointed a proxy but who wish to vote at the Court Meeting and/or the EGM should either (a) attend and vote at the EGM in person, or (b) appoint a proxy. Any proxy appointing a Corus Director will be voted as described above on any adjournment resolution. The Scheme Document provides details of the times by which proxy appointments must be made in order to be valid for the meetings.

ADS Holders will receive further instructions from the ADS Depositary in accordance with the terms of the Deposit Agreement.

Any holders of interests in Corus Shares held via Euroclear Nederland who have or will have validly given voting instructions or instructions to attend the Court Meeting or the EGM in person should contact the Dutch Paying Agent.

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                                       3

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Scheme Document.

Enquiries
Corus Group plc
Emma Tovey, Director, Investor Relations
Tel: +44 (0)20 7717 4504

Brunswick (PR adviser to Corus)
Kevin Byram, Partner
Tel: +44 (0)20 7396 5352


The Corus Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

CSN has not approved the release of this announcement nor agreed its contents. There can be no certainty that an offer will be made by CSN (even if the pre-conditions referred to above are satisfied or waived) nor as to the terms on which any offer might be made.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not advising any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Proposals or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Proposals or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposals or any matters referred to herein.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom and into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.


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                                       4

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the 'SEC'). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

This announcement includes 'forward looking statements' under the United States securities laws, including statements about the expected timing of the Acquisition. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates' 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Corus, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Corus by Tata Steel, CSN or Corus, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, van be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.


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                                       5

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks in the preceding paragraphs are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

                       This information is provided by RNS

             The company news service from the London Stock Exchange